FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER WHO, IF YOU ARE TAKING ADVICE IN THE UNITED KINGDOM, IS DULY AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000.

SANTANDER UK PLC

NOTICE

to the holders of the outstanding
£300,000,000 5.827 per cent. Step-up Callable Perpetual Preferred Securities of Santander UK plc (the Preferred Securities)

ISIN: XS0188550114

On 28 May 2010, the Preferred Securities became obligations of Santander UK plc and Santander UK plc replaced Alliance & Leicester plc as the issuer thereof.

NOTICE IS HEREBY GIVEN to the holders of the Preferred Securities (the "Holders") that, pursuant to a written resolution of the Holders dated 27 May 2010, as described in the Notice from Alliance & Leicester plc (as previous issuer of the Preferred Securities) dated 17 May 2010, the Extraordinary Resolution set out in such written resolution was duly passed.  Accordingly, the modifications to the Terms and Conditions of the Preferred Securities referred to in the Extraordinary Resolution will be implemented by means of a supplemental trust deed to be entered into between Santander UK plc and BNY Corporate Trustee Services Limited as trustee for the Holders.

ISSUING AND PRINCIPAL PAYING AGENT

Citibank, N.A., London Branch
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
This notice is given by SANTANDER UK PLC on 10 June 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 29 July 2010	By / s / Jessica Petrie (Authorised Signatory)